May 15, 2002


To Whom It May Concern:

     The firm of Kurt D. Saliger, C.P.A., Certified Public Accountant consents to the inclusion of their report of May 16, 2002 on the Financial Statements of Pure Country, as of March 31, 2002 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.




Very truly yours,


/s/ Kurt Saliger C. P. A.
Kurt D. Saliger
Certified Public Accountant